U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                           (Check One)

[X] Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For period ended: June 30, 2003

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:   N/A

                              PART I
                      REGISTRANT INFORMATION

Full Name of Registrant:               Suncrest Global Energy Corp.
SEC File No.                           000-31355
Address of Principal Executive Office: 3353 South Main, #584
City, State and Zip Code:              Salt Lake City, Utah   84115

                             PART II
                     RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached, if applicable.

                             PART III
                            NARRATIVE

     Suncrest Global Energy Corp. acquired Coyote Oil, Inc. as a wholly-owned subsidiary in June 2003 and our management has been unable, without unreasonable effort and expense, to collect all of the necessary information about Coyote Oil's operations which was needed to prepare the audited consolidated financial statements. As a result, our management has been unable to review the financial statements for the fiscal year ended June 30, 2003 within such a time period as to allow the timely filing of this annual report.

                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      John W. Peters         (702) 946-6760

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes        [ ] No

      It is anticipated that operating expenses will increase on a consolidated basis primarily due to the acquisition of Coyote Oil.


Suncrest Global Energy Corp. has caused this notification to be signed on its behalf by the undersigned duly authorized.



                                 /s/ John W. Peters
Date:  September 30, 2003    By:________________________________
                                 John W. Peters
                                 President and Director